Thelen Reid & Priest LLP Attorneys At Law 875 Third Avenue New York, NY 10022-6225 Tel. 212.603.2000 Fax 212.603.2001 www.thelenreid.com

July 13, 2006

VIA EDGAR Securities and Exchange Commission 450 Fifth Street, NW Washington, DC 20549

Re:    UpSNAP Inc
  Registration Statement No. 333-132893

Dear Sirs and Madams:

On behalf of our client, UpSNAP Inc. (the “Company”), we are transmitting herewith an amended Registration Statement (Amendment No. 2) on Form SB-2 of the Company (“Amendment No.2”).

The Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter of Barbara C. Jacobs, Assistant Director, dated June 30, 2006 (the “Comment Letter”) is set forth below. All reference to page numbers are to page numbers of Amendment No.2, unless otherwise specified.

Response

Form SB-2/A

Summary

Recent Events, Page 2

1.    Please refer to prior comment 2 from our letter dated April 25, 2006. We note the revised disclosure provided in the second paragraph of this section regarding the material terms of your acquisition of XSVoice on January 6, 2006. In this regard, it appears that you simply pasted in the description of the acquisition from the footnotes to your financial statements. Please note that the summary section is required to comply with the Plain English requirements pursuant to Rule 421(d). Revise to provide a summary of the material terms of this acquisition in a clear, concise and understandable manner; for example, remove the parenthetical terms (i.e., “Purchase Price,” “Closing Price,” etc.) and simply state the terms of the purchase price paid to the stockholders of XSVoice.

Response: The summary of the XSVoice acquisition was edited on page 2 to comply with the Plain English requirements pursuant to Rule 421(d).

Recent Capital Raising, page 2

2.    Consider revising the subheading to this section to indicate that the transactions discussed are the transactions through which the selling stockholders received the shares being offered in this resale registration statement, since not all transactions discussed appear to be “capital raising” transactions (for example, the issuance of series B warrants to Sundar and ExecutivesCorner issued in consideration for services rendered).

Response: The subheading on page 2 was edited to read: “Capital Transactions Related to Reverse Merger”.

Risk Factors.

Financial Risks

Our business is difficult to evaluate… page 3

3.    We note the revisions to the heading of this risk factor. However, the heading does not appear to provide a meaningful indication of the risk described in the text, since the text does not discuss “reduced management visibility into forward sales, customer acquisition and retention” or the use or availability of any “financial targets” in your business. Please revise or advise.

Response: This risk factor has been modified on pages 3 and 4 into two separate risk factors with headings that provide a meaningful indication of the risk described in the text.

4.    You state that you have entered into relationships with carriers and content providers at “industry standard margins.” However, we were unable to locate any definition or more detailed discussion regarding “industry standard margins” either here or in your Business section. Please revise.

Response: The Company has added a discussion of margins on pages 11 and 12 of the SB-2.

The Company has limited resources… page 4

5.    Please refer to prior comment 11 from our letter dated April 25, 2006. We note your response to our prior comment and the revised subheading to this risk factor. As previously requested, revise the subheading and text of this risk factor to disclose that your auditors have expressed substantial doubt about your ability to continue as a going concern. It is also unclear why the subheading states that your limited resources could result in you missing “financial targets” or a loss of customers when the text of this risk factor focuses on the risk to your business from a lack of funds causing you to “delay, reduce and/or abandon certain or all aspects of [y]our product development programs” and the risk of dilution to your stockholders if you issue equity securities. Please revise the subheading and text of this risk factor as previously requested and ensure that the subheading accurately describes the risk disclosed in the text.

Response: The Company has modified the subheading and text of this risk factor on page 4 to disclose that our auditors have expressed substantial doubt about our ability to continue as a going concern. In addition, we have modified the subheading and text so that the subheading accurately describes the risk disclosed in the text.

Business risks

We are dependent on strategic partners…page 5

UpSNAP is largely dependent on one strategic relationship…page 5

6.    We note your revisions in response to prior comment 13 from our letter dated April 25, 2006. You state that you rely on Verizon, Sprint/Nextel, T-Mobile and Cingular to sell your products and collect your revenues. However, we were unable to locate any agreements with these carriers filed as exhibits to your registration statement. If you are materially dependent upon any of your arrangements with these carriers, please file all agreements as exhibits with your next amendment. See Item 601 of Regulation S-B. For example, until you formalize an ongoing contract, you should file the expired contract with Sprint/Nextel under which you are currently operating and pursuant to which 95.7% of your first quarter revenues were generated.

Response: The Company has attached as Exhibit 10.10 to Amendment No. 2 the Nextel Contract, and as Exhibit 10.11 the Simplewire contract showing the billing and carrier relationships with Verizon, Sprint/Nextel, T-Mobile, Cingular and Alltel.

Special Note Regarding Forward-Looking Statements, page 11

7.    Please refer to prior comment 18 from our letter dated April 25, 2006. We note your response that forward looking statements have been deleted. It is unclear what you mean by that response. As previously requested, please confirm that you will refrain from making references to “forward-looking statements within the meaning of Section 27A of the Securities Act… and Section 21E of the Securities Exchange Act...” in future press releases and current reports so long as your stock meets the definition of penny stock.

Response: The Company will refrain from making references to “forward-looking statements within the meaning of Section 27A of the Securities Act… and Section 21E of the Securities Exchange Act...” in future press releases and current reports so long as its stock meets the definition of penny stock.

Plan of Operation, page 9

8.    You include certain information provided by the Cellular Telecommunications & Internet Association (CTIA) in the prospectus. Please revise to state the name and date of the report from which you cite. Please supplementally provide us with a copy of all third party data and confirm that such reports are available to the public at little or no cost.

Response: This paragraph on page 9 has been revised to state the name and date of the report and provide a link where the public can access such reports at no cost. We have also sent you via overnight courier copies of these reports.

9.    Please refer to prior comment 20 from our letter dated April 25, 2006. We note your response that the section entitled “Pay-Per-Call Advertising Platform” has been revised to address our prior comment. However, we were unable to locate similar disclosure regarding the specific local or regional markets in which you currently conduct business and provide your other products and services. Please revise or advise.

Response: This section has been revised to include the specific local or regional markets in which the company currently conducts business and provides other products and services under the Mobile Search Business Model caption on page 10. UpSNAP offers its services to consumers in the United States only. We rely on third-parties for advertising services who in turn sign up advertisers. The specific contractual terms around advertising geographical regions and term of contract, are negotiated by these third-parties, and are thus out of our control.

Liquidity and Capital Resources, page 12

10.    Please refer to prior comment 28 from our letter dated April 25, 2006. Revise to state, if true, that you expect funds available as of March 31, 2005 are sufficient to meet working capital needs and to expand sales and marketing activities for a period of no less than twelve months from the date of the prospectus.

Response: This paragraph on page 13 was revised to state that the company expects funds available as of the prospectus date are sufficient to meet working capital needs and to expand sales and marketing activities for a period of no less than twelve months from the date of the prospectus.

Executive Compensation, page 19

11.    Please refer to prior comment 35 from our letter dated April 25, 2006. We note your response that no oral agreements have been reduced to writing. If there is no formal document with your executive officers regarding the salary of $10,000/month for your CEO and VP and $75/hour for your CFO, file a written description of the material terms of these arrangements as exhibits to the registration statement as required by Item 601(b)(10)(ii) of Regulation S-B.

Response: The Company has attached to Amendment No. 2 the following Exhibits:

Exhibit 10.12: Letter Agreement between Upsnap, Inc. and Tony Philipp, the Company’s CEO, dated July 10, 2006;

Exhibit 10.13: Letter Agreement between UpSNAP, Inc. and Richard Jones, the Company’s Vice president, dated July 10, 2006; and

Exhibit 10.14: Letter Agreement between UpSANP, Inc. and Paul Schmidt, the Company’s Chief Financial Officer, dated July 10, 2006

Selling Stockholders, page 21

12.    Please refer to prior comment 38 from our letter dated April 25, 2006. We note your revised disclosure in response to our prior comment. Please expand your disclosure to describe the circumstances under which the Series A warrants may expire earlier than 12 months from the date of issuance.

Response: The disclosure on page 29 was expanded to describe the circumstances under which the Series A and B warrants may expire early.

13.    You state that the beneficial ownership of the selling stockholders includes shares issuable upon conversion or exercise within 60 days of March 31, 2006. Since more than 60 days has elapsed since that date, please update both the selling stockholder table and the beneficial ownership table as of the most recent practicable date.

Response: The table has been updated as of July 12, 2006.

14.    Please refer to prior comment 39 from our letter dated April 25, 2006. We note from your response that you are waiting on further information from some of your selling stockholders. Please update the rest of your table in the next amendment to provide natural person disclosure for all non-reporting entities.

Response: The Company has updated to reflect the latest available information, albeit the Company still has not received information from some of the Selling Stockholders.

15.    Please refer to prior comment 40 from our letter dated April 25, 2006. We note your revised disclosure that Michael Lathigee is a registered broker-dealer. Please note that any selling stockholder that is a registered broker-dealer should be named as an underwriter. Once you receive all information from your selling stockholders, please confirm that no other selling stockholders are broker-dealers or affiliates of a broker-dealer.

Response: Only Michael Lathigee, Viant Capital LLC and Ben Johnson are Registered Broker Dealers or an affiliate thereof.  Lathigee and Johnson merely acquired a small number of shares and a small percentage of a placement in a private placement and made representations as to their investment intent (each owns a small percentage of the outstanding shares of the Company (0.0%, 0.3%  respectively)),  did not  receive any commission or discount in connection with their purchase of the Company shares, and purchased the Company shares on the same terms and conditions as the other selling stockholders,   Viant Capital is a broker dealer, they acquired shares in connection with their work in structuring  the reverse merger transaction, and not in connection with any capital raise, they also received restricted securities and represented they were acquired for investment and not for distribution. For this reason the Company does not believe any of these persons were acting as underwriters and does not believe that they should be classified as underwriters solely because they are registered broker-dealers or affiliates thereof.

Sales Eligible for Future Sale, page 28

16.    Please refer to prior comment 41 from our letter dated April 25, 2006. As previously requested, revise to state the number of the 10,898,162 restricted shares outstanding that are eligible for sale under Rule 144 as of the most recent practicable date.

Response: The requested disclosure has been provided on Page 29.

Plan of Distribution, page 29

17.    Please refer to prior comment 42 from our letter dated April 25, 2006. We note the sentence added on page 31. Please revise your disclosure that the anti-manipulation rules of Regulation M may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates on page 30 to state clearly that the selling shareholders will be subject to the Exchange Act rules, including Regulation M.

Response: The requested change has been made on page 31.

Where You Can Find More Information, page 31

18.    Please refer to prior comment 43 from our letter dated April 25, 2006. As previously requested, please revise to provide disclosure pursuant to Item 101(c)(1) of Regulation S-B. That is, please state whether or not you are required to deliver an annual report to stockholders, whether you will voluntarily send an annual report, and whether the report will include audited financial statements.

Response: We are not required to deliver annual reports to stockholders. The Company intends, starting in 2007, to hold annual meetings of shareholders and in connection with such annual meetings, the Company will solicit proxies and will send to its shareholders the Company’s annual report which will include audited financial statements or make the annual report available on our website.

Financial Statements

UpSNAP, Inc. Financial Statements for the six month periods ended March 31, 2006 and 2005

Note B - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

19.    Please refer to comment 47 in our letter dated April 25, 2006. We have reviewed your response and note that you record revenues on a net basis with wireless carriers. However, it appears that you record revenues with your third party content providers on a gross basis. Tell us the nature and terms of these revenue share arrangements. Further clarify why it is appropriate to recognize revenue from these arrangements on a gross basis and provide the reasons for your conclusions. In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19 in determining your revenue recognition policy for these arrangements.

Response: The Company has modified the Note on page F-10 to reflect the paragraphs below.

UpSNAP operates its content business in two distinct ways. UpSNAP operates as mobile service provider - providing technology to brands that have their own mobile distribution and revenue arrangements with the carriers. In this case, UpSNAP does not act as the principal in the transaction. The brands - typically large brands such as NASCAR or ESPN, have their own relationships with the carriers and look to UpSNAP to provide the technology platform and service, while they retain the relationship with the consumer and set the pricing. In these cases, UpSNAP reports revenues net after both carrier charges and content charges.

However, UpSNAP also acts as the principal party in other content relationships. Specifically, UpSNAP has the relationship with the carriers, sets the re-sale price at which consumers buy the product, and builds the mobile application or service.

We considered each of the following factors from EITF 99-19 in determining our revenue recognition policy in which UpSNAP acts as the principal party. In making this decision, the Company determined that the facts and circumstances supported gross revenue recognition:

Indicators of Gross Revenue Reporting

i.
Paragraph 7: The Company is the primary obligor in the arrangement. UpSNAP is the principal in the transaction. UpSNAP has the contract with the wireless carrier, interfaces directly with the consumer, provides software and hardware running on the UpSNAP servers or on the consumers mobile phone to create a new wireless application.

ii.
Paragraph 8: The Company has general inventory risk (before customer order is placed or upon customer return). As principal in the transaction UpSNAP has unmitigated risks and rewards of ownership. In our case ‘inventory’ is virtual. Creating ‘extra’ inventory is performed by the company servers, bandwidth providers and telephony providers. However, our inventory risk is the satisfactory delivery of our products to the consumer. If we fail to provide satisfactory performance to consumers, UpSNAP may have to return earned subscription revenues to consumers.

iii.
Paragraph 9: The Company has latitude in establishing price. UpSNAP sets the price that the cell phone user is charged for the content. The third party provider does not set the price, but may be consulted on special promotions when the

Company may wish to market special discounted or free promotions of content for a limited time.

iv.
Paragraph 10: The Company changes the product or performs part of the service. The Company packages third-party content and makes it available for use on mobile phones through the use of our technology. This is not a re-packaging, but is the creating of a new application for the wireless platform. The Company, as principal is primarily responsible for the fulfillment and delivery of this new mobile application.

v.	Paragraph 11: The Company has discretion in supplier selection. UpSNAP has total discretion as to which content it will offer.

vi.
Paragraph 12: The Company is involved in the determination of product or service specifications. The Company is intimately involved in every detail of the product ordered by the consumer. For example, some of our products are tailored for each individual mobile handset and mobile operator, while others are tailored to the actual capabilities the mobile handset technology it is capable of supporting.

vii.	Paragraph 13: The Company has physical loss inventory risk. This paragraph is not applicable.

viii.
Paragraph 14: The Company has credit risk. The consumer credit risk is handled directly by the carriers. All of the Company services are charged to the consumer on the consumers mobile phone bill. This is very unique to the wireless industry, which has been able to successfully process micro-payments to million of consumers direct to their phone bill, bypassing more traditional arrangements such as credit-card processing.

Indicators of Net Revenue Reporting

i.
Paragraph 15: The supplier (not the company) is the primary obligor in the arrangement. The order from a cell phone user for content is fulfilled by UpSNAP using its technology. The request goes to UpSNAP servers, and is fulfilled by the Company as the principal in the transaction.

ii.	Paragraph 16: The amount the Company earns is fixed. The amount the company earns is the net proceeds received from the carrier less the percentage paid to the content provider.

iii.	Paragraph 17: The supplier (and not the Company) has credit risk. The credit risk is assumed by the wireless carrier, thus the supplier does not have credit risk.

The factors outlined above are similar to Examples 7 and 8 in EITF 99-19. UpSNAP has complete control over the sales price and has created an entirely new mobile service, both strong indicators of gross reporting. UpSNAP has discretion to incorporate any other content provider’s content into its streaming audio servers. UpSNAP is primarily responsible for providing the service and has complete control over the fees charged to customers. In summary, examining each of the above indicators, all the strong indicators and most of the lesser indicators support our decision to report gross revenues.

20.    Please refer to comment 48 in our letter dated April 25, 2006. We have reviewed your response as well as your revisions throughout your registration statement and it remains unclear how you generate revenue, from the sale of subscriptions and services as noted on page 10 and 11. In this regard, help us understand what is included in the sale of a subscription including what period the subscription covers and the payment terms of the customers. Additionally, help us understand how you plan on generating revenue -from the sale of services. For example, on page 10, we note a partner can purchase a “key word” for use in a search function. What is the term/period the “key word” is purchased for and how is revenue recognized. Additionally, on page 11 you state that some arrangements will be performed on a license basis. Explain what this license includes. Please advise.

Response: The Company revised pages 10 and 11 based on the discussion below:

Our catalog of free and premium streaming audio content delivers compelling content from some of the world’s premier brands including Fan Scan, the Nascar in car-audio application on Sprint/Nextel, ABC, ESPN Radio, ESPN Deportes, Radio Disney & Botanga. The catalogue of content includes over 130 radio stations, with a wide selection of content ranging from Christian Radio to Hip-Hop.

With such a wide range of content, UpSNAP enters into different sales relationships with each publisher of content, which are summarized below:

Free content - typically used as a promotional vehicle to upsell consumers from free to paid services. For example, UpSNAP is currently offering a free audio “joke of the day.’ The publisher of the content has agreed with UpSNAP to offer its comedy content for free for a limited time. After 30 days the consumer can choose to cancel the subscription, or choose to continue being billed every month.

One off Subscription: A consumer subscribes for a particular event or for a limited amount of time. For example, in the case of the NASCAR Fan-Scan in car audio content, consumers purchase a “$4.99 race pass” that is only good for one NASCAR race, and will simply expire after the race is finished.

Recurring Subscribers: Consumers can also subscribe per month. For example, in the case of the NASCAR Fan-Scan in car audio content, consumers purchase a “$9.99 race pass” that is valid for use each month, until the consumer chooses to opt out.

In each case, the cost of the paid service is added to the consumers phone-bill, and the carriers pay UpSNAP after deducting their margin and associated costs.

UpSNAP has no responsibility for revenue collection from the consumers, and thus it has no bad debt from sales of its content and service packs.

In the case of keyword purchases, currently keywords are sold by 3rd parties. UpSNAP does negotiate any of the business terms around location or term of these keyword. Revenue is generated only when a consumer makes a call to an advertised merchant. The merchant pays one of third-party pay-per-call advertising partners, who in turn pay UpSNAP.

License - UpSNAP is not currently selling any licenses, but if in the future it did end up licensing its technology and content, this would be subject to commercial negotiations with the potential licensee.

21.    We note on page 1 that you generate revenues from the sale of premium streaming audio content to consumers. Help us understand how you generate revenue from the sale of such content. For example, on your website it appears that certain streaming audio and other content is provided to the end user free of charge whereas in certain other areas, it is not clear if there is a charge for the content. We also note on page 9 your reference to premium streaming audio. Tell us whether there are instances where an end user is charged and billed by you for the content provided. Please advise.

Response: See response to Comment 20 above.

Note D - Warrants, page F-10

22.    Please refer to comment 50 in our letter dated April 25, 2006. We have reviewed your response and note that the accounting entries for the total compensation expense of $2,957,188 was recorded in the financial statements of UpSNAP, Inc. subsequent to the September 30, 2005 fiscal year-end and prior to the November 15, 2005 reverse merger date. As a result, it appears that this expense would have been recorded in Manu Forti Group Inc.’s historical financial statements. Tell us and clarify in your disclosure whether this expense is included in UpSNAP, Inc.’s (the surviving company) financial statements for the six months ended March 31, 2006. In this regard, your current disclosure states that $2,057,125 and $900,063 was recorded as compensation expense in October 2005 and November 2005, respectively. However, it appears that this expense is not included in the financial statements of the surviving company for the six months ended March 31, 2006. If this is true, also tell us the basis for recording the $900,063 in Manu Forti Group Inc.’s financial statements as opposed to the surviving company’s financial statements given the fact that the measurement date was the same date as the reverse merger.

Response: The October 2005 compensation expense of $2,057,125 was entered as an expense on the historical financial statements of Manu Forti Group, Inc. (UpSNAP, Inc.). In the accounting for the reverse merger, UpSNAP USA, Inc. is treated as the surviving entity.

The accumulated deficit for Manu Forti Group through 11/15/05 was eliminated as a reverse merger consolidating entry and offset against paid-in capital.

The basis for including the $900,063 in Manu Forti’s financial statements as opposed to the surviving company is that the services performed underlying the compensation expense were performed before the merger and for Manu Forti. Thus even though the warrants were issued on the same date as the merger, the expense properly belonged on the Manu Forti financial statements.

23.    Please refer to comment 51 in our letter dated April 25, 2006. We have reviewed your response and note that you believe that you have met the scope exception provided by paragraph 11 (a) of SFAS 133 due to the warrants being indexed to your own stock and classified within stockholders’ equity. However, in determining the classification for these warrants within, you only provided an analysis on whether the warrants contained a net-cash settlement provision. Note that all of the criteria in paragraphs 12 to 32 of EITF 00-19 must be met in order for the warrants to be classified in equity. As a result, we reissue part of our previous comment to provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability.

Response: The analysis that the warrants should be classified as equity and not liabilities under paragraphs 12 - 32 of EITF 00-19 consists of the following:

a.	The warrant contracts do not include any provision for a net cash settlement.
b.	The warrant contract permits the company to settle in unregistered shares.
c.
The Company has sufficient authorized and unissued shares available to settle the contract after all other commitments that may require the issuance of stock during the maximum period the warrant contracts remain outstanding.

d.	The warrant contract contains an explicit limit on the number of shares to be delivered in a share settlement. The number of shares required to settle are determinate.
e.	The warrant contracts do not require cash payments to the counterparty in the event that the company fails to make timely filings with the SEC.
f.	The warrant contracts do not include cash settled “top-off” or “make-whole” provisions.
g.	There are no provisions in the warrant contract that give the holder rights that rank higher than a shareholder of the stock underlying the contract.

There is no requirement in the warrant contracts to post collateral at any point or for any reason.

Note G - Concentration of Credit Risk, page F-12

24.    We note on page 5 that 96% of your revenue was earned from one Company. Revise your disclosure to provide this information.

Response: Note G was modified to include language that a single customer accounts for 96% of total revenues.

Note K- Acquisition of XSVoice, Inc., page F-12

25.    Please refer to comment 60 in our letter dated April 25, 2006. We have reviewed your revisions on page F-12 and reissue part of our prior comment to explain how you considered allocating a portion of the purchase price to in-process research and development. In this regard, we note you did not allocate any portion of the purchase price to in-process research and development.

Response: There was no purchase price allocated to in-process research and development. At the time of the acquisition, the core technology [SWinG platform] was complete and functional. The ongoing development was limited to short term (i.e. several weeks each) projects of creating bridges between a content provider and the core technology. In other words, when the company obtains a new source of audio feed, there is no research or development work involved, just work to integrate the new audio feed source into the SWinG platform.

26.    Please refer to comment 62 in our letter dated April 25, 2006. We have reviewed your revisions on page F-13 and note that you determined the value of the common shares issued in this acquisition based on the average market price of your common stock over the preceding 15-day period before the closing of the acquisition. Clarify for us how you complied with EITF 99-12 in your acquisition of XSVoice, Inc. Note that EITF 99-12 requires a valuation based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. Please advise.

Response: The number of shares issued for the acquisition of XSVoice was based upon a negotiated formula in which shares issued would equal $6,000,000 divided by the closing price per share for the previous 15 trading days. This resulted in total shares issued of 2,362,830 issued shares at an average value of $2.539 per share.

The average value per share for the period including two trading days before and two trading days after the acquisition date was $2.526 per share. The difference in valuation between the 15 trading day period above and the two trading days before and after the acquisition date is $30,717. The company feels that the method used better reflects the intent of the parties and is not a material difference from the EITF 99-12 approach.

Note L - Pro Forma Information, page F-13

27.    We note in your pro forma statement of operations for the year ended September 30, 2005 that you combined research and development expenses in your previous presentation in selling, general and administrative expenses. Tell us why you believe it is appropriate to condense the pro forma information to include research and development expenses in selling, general and administrative expenses.

Response: The pro forma statement of operations for the period ended September 30, 2005 has been modified so that product development costs are now broken out separately.

28.    Revise your pro forma statement of operations for the year ended September 30, 2005 and the six months ended March 31, 2006 to include historical and pro forma basic and diluted per share data.

Response: The pro forma statement of operations for the year ended September 30, 2005 and the six months ended March 31, 2006 have been revised to include historical and pro forma basic and diluted per share data.

29.    We note in your pro forma financial statements your reference to note (1) applies to several line items in the pro forma statements of operations for the year ended September 30, 2005 and the six months ended March 31, 2006. Revise to your note to include the basis for your allocations to the respective line items including the assumptions or specific reasons used in determining the amount of each pro forma adjustment.

Response: The pro forma financial statements have been revised to include the basis of the allocations for each of the respective line items.

UpSNAP, Inc. (Formerly Manu Forti Group, Inc.) Financial Statements for the six months ended September 30, 2005, year ended March 31, 2005 and for the period July 25, 2003 (Date of Inception) to September 30, 2005

Report of Independent Registered Public Accounting Firm, pages F-18

30.    Please revise Moen and Company’s audit report to also include a reference to the audited cumulative period from July 25, 2003 (date of inception) to March 31, 2005 which is consistent with the period referenced in the Bedinger & Company audit report.

Response: The report has been revised as requested.

Statement of Stockholder’s Equity, page F-21

31.    Please refer to comment 53 in our letter dated April 25, 2006. We have reviewed your response and note that you have not revised your registration statement to retroactively restate all periods in this statement to reflect the impact of the 1.3:1 stock split. Please revise or tell us why revision is not necessary. Refer to paragraph 54 of SFAS 128.

Response: The Company has revised the Statement of Stockholder’s Equity to retroactively restate all periods in this statement to reflect the impact of the 1.3:1 stock split.

UpSnap USA, Inc. Financial Statements for the periods ended September 30, 2005 and 2004 and for the period April 6, 2004 (Date of Inception) to September 30, 2005

Report of Independent Registered Public Accounting Firm, pages F-30

32.    It appears your independent registered public accounting firm, Beckstead and Watts, LLP (Beckstead), has not signed the accountant’s report. Tell us how you considered the requirements of Article 2.02 of Regulation S-X to include a signed report from the Company’s independent accounting firm.

Response: It appears that the electronic signature was missed on the transmittal. There is a signed accountant’s report on file from Beckstead and Watts, LLP and the filing indicates this with a /s/. The electronic signature will be included in next transmittal.

33.    Please refer to comment 56 in our letter dated April 25, 2006. We have reviewed your response that UpSNAP, Inc. changed its name to UpSNAP USA, Inc. which occurred after the date of the audit report and that the reference to Up SNAP, Inc. in Beckstead’s opinion is correct. However, this name change is not clear in your footnotes in these financial statements as the reference to UpSNAP, Inc. refers to the company formerly known as Manu Forti Group, Inc. Revise to clarify the name changes in Note A on page F-35 or alternatively, change the name in the audit report (e.g. UpSNAP USA, Inc. formerly Up2004SNAP, Inc. and UpSNAP, Inc.).

Response: Note A on F-39 has been modified to clarify the change in names.

Part II

Item 24, Indemnification of Directors and Officers, page II-1

34.    Please refer to prior comment 63 from our letter dated April 25, 2006. We note your response to our prior comment and reissue our comment in full. We note the Directors and Officers Insurance Policy filed as exhibit 10.6 to the registration statement. Please revise your disclosure to discuss this arrangement as required by Item 702 of Regulation S-B.

Response: The Company has revised as requested.

Recent Sales of Unregistered Securities, page II-l

35.    Please refer to prior comment 64 from our letter dated April 25, 2006. Please address our prior comment in your next amendment.

Response: The Company confirms that all securities sold without registration within the past three years are set forth on Page II-1. The Company confirms that all such offerings, including those made by Manu Forti Group and Up2004SNAP. Inc., are disclosed.

36.    We note that the signatures are still dated as of March 31, 2006. Please note that new signatures are required for each amendment to the registration statement. In your next amendment, please ensure that the signatures are dated as of the date of that amendment.

Response: The signatures are dated the date of Amendment No.2.

Form 10-KSB/A for the Transition Period from April 1, 2005 to September 30, 2005

Item 8A. Controls and Procedures

37.    Please refer to prior comment 67 from our letter dated April 25, 2006. We note the disclosure added to the amended periodic report. You concluded that your disclosure controls and procedures are effective to ensure that material information relating to the Company is made known to management, including the CEO and CFO, particularly during the period when your periodic reports are being prepared, and that your Internal Controls are effective at that assurance level to provide reasonable assurance that our financial statements are fairly presented in conformity with accounting principals generally accepted in the United States. However, Item 307 of Regulation S-B requires disclosure regarding the conclusions of an issuer’s principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the issuer’s disclosure controls and procedures, as defined. Revise to state, if true that your CEO and CFO concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Response: A revised 10KSB/A will be filed stating that the Company’s CEO and CFO concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including the Company’s CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

38.    Please confirm that your conclusions regarding the effectiveness of your disclosure controls and procedures for the quarter ended March 31, 2006, were based upon the definition cited above, and in Rule 13a-15(e), and confirm that you will take this comment into consideration in drafting your future Item 307 disclosure.

Response: The Company confirms that its conclusions regarding the effectiveness of its disclosure controls and procedures for the quarter ended March 31, 2006, were based upon the definition cited above, and in Rule 13a-15(e), and the Company confirms that it will take this comment into consideration in drafting future Item 307 disclosure.

39.    Tell us what consideration, if any, was given to the fact that this required disclosure was omitted from your previous three versions of the Form 10-KSB in determining whether or not your disclosure controls and procedures were effective. How were you able to conclude in your Forms 10Q-SB for the periods ended December 31, 2005 and March 31, 2006 that your disclosure controls and procedures were, effective during those periods considering that, by definition, such controls and procedures are designed to ensure that information required to be disclosed in the reports you file is reported within the time periods specified in our rules and procedures?

Response: The Company overlooked the required disclosure for the period ended December 31 and March 31 2006, and did not give this consideration. During this period, the CEO and CFO were engaged in the acquisition, audit and integration of the XSVoice company, and were intimately aware of all material information needed to be disclosed, but we failed to ensure that the filings were complete in all respects. We now have put in place a Regulatory Disclosure Committee composed of our CFO, legal representative from Thelen Reid and Priest, Senior Executive from UpSNAP and one independent Board representative, to ensure that all filing are reviewed before they are sent-out. The Committee will also examine the Company disclosure controls, and work towards developing a systematic process for evaluating the effectiveness of these controls over time.

Kindly direct any comments you may have regarding the revised Registration Statement to the undersigned (direct dial: (212) 603-6775; fax: (212) 829-2033).

Thank you for your attention to this matter.

Kind Regards,

/s/ Gregory Katz
Gregory Katz